Mail Stop 4561

June 7, 2007

Mark R. McCollom
Chief Financial Officer and Executive Vice President
Sovereign Bancorp, Inc.
1500 Market Street
Philadelphia, Pennsylvania 19102
By U.S. Mail and facsimile to (610) 320-8449

Re: Sovereign Bancorp, Inc.
Form 10-K for the Fiscal Year ended December 31, 2006
Form 10-Q for the Fiscal Quarter ended March 31, 2007
File No. 001-16581

Dear Mr. McCollom:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Sharon Blume
Reviewing Accountant